SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 7)*

Idera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45168K306

(CUSIP number)

Youssef El Zein

c/o Pillar Invest Offshore SAL

Starco Center, Bloc B, Third Floor

Omar Daouk Street

Beirut 2020-3313, Lebanon

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 7 (as defined below) to Schedule 13D (as defined below) is filed by Pillar Pharmaceuticals I, L.P. (“Pillar I”), Pillar Pharmaceuticals II, L.P. (“Pillar II”), Pillar Pharmaceuticals III, L.P. (“Pillar III”), Pillar Pharmaceuticals IV, L.P. (“Pillar IV”), Pillar Pharmaceuticals V, L.P. (“Pillar V”), Pillar Pharmaceuticals 6, L.P. (“Pillar 6”), Pillar Invest Corporation (“Pillar GP”), Pillar Partners Foundation, L.P. (“Pillar Foundation”, and, together with Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6 and Pillar GP, the “Pillar Entities”), Abude Umari and Youssef El Zein (together with the Pillar Entities and Mr. Umari, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 6 to Schedule 13D. The Pillar Entities exercise no voting or dispositive power over and expressly disclaim beneficial ownership of any shares of the common stock, par value $0.001 per share (the “Common Stock”) of Idera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), held directly by Messrs. Umari and El Zein, and Messrs. Umari and El Zein expressly disclaim beneficial ownership of any shares of Common Stock held directly by Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar Foundation and indirectly by Pillar GP.

Pillar I directly holds 21,100 shares of Common Stock. Pillar II directly holds 20,820 shares of Common Stock. Pillar III directly holds 29,998 shares of Common Stock. Pillar IV directly holds 1,000 shares of Common Stock. Pillar V directly holds 25,000 shares of Common Stock. Pillar 6 directly holds 1,288,368 shares of Common Stock. Pillar Foundation directly holds (a) 5,427,697 shares of Common Stock, (b) 5,803,741 Common Warrants (the “Common Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Common Warrants a blocker provision limits the number of Common Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 19.99% (the “Common Warrant Blocker Provision”) and (c) 2,014,234 Pre-Funded Warrants (the “Pre-Funded Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Pre-Funded Warrants a blocker provision limits the number of Common Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 19.99% (the “Pre-Funded Warrant Blocker Provision” and, together with the Common Warrant Blocker Provision, the “Blocker Provisions”). 3,039,514 of the Common Warrants held by Pillar Foundation became exercisable, subject to the Common Warrant Blocker Provisions, on May 12, 2020 following receipt by the Company of stockholder approval for the sufficient increase in its authorized shares of Common Stock to cover the exercise of the Common Warrants. The remaining 1,373,626 Common Warrants were exercisable immediately upon issuance, subject to the Common Warrant Blocker Provisions, in July 2020. Mr. El Zein directly holds 6,724 shares of Common Stock and 31,875 options to buy shares of Common Stock (exercisable within 60 days of the Transaction Date). Mr. Umari directly holds 190,117 shares of Common Stock.

(2)

The percentage of the class was calculated based on 35,199,246 shares of Common Stock outstanding as of the consummation of the transactions described in Items 4 & 5 below. The percentage reported for each of the 14,631,958 shares of Common Stock reported above held by the Pillar Entities, the 14,670,557 shares of Common Stock reported below held by Mr. El Zein and the 14,822,075 shares of Common Stock reported below held by Mr. Umari is capped at 19.99% as a result of the Blocker Provisions.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Invest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%(2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Partners Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,631,958 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Youssef El Zein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,599(1)
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 38,599(1)
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,670,557(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Abude Umari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 190,117(1)
	8.	SHARED VOTING POWER 14,631,958 (1)
	9.	SOLE DISPOSITIVE POWER 190,117(1)
	10.	SHARED DISPOSITIVE POWER 14,631,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,822,075(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%(2)
14.	TYPE OF REPORTING PERSON IN

ITEM 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D filed on November 14, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on June 5, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on October 9, 2013 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on October 17, 2016, Amendment No. 5 to Schedule 13D filed on July 25, 2019 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed on May 7, 2020 (“Amendment No. 6”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”) and relates to the Common Stock. The principal executive offices of the Issuer are located at 505 Eagleview Blvd., Suite 212, Exton, PA 19341.

Except as specifically amended by this Amendment No. 7, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 7 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar GP, Pillar Foundation, Youssef El Zein and Abude Umari.

(b) The business address of each of the foregoing Reporting Persons is c/o Pillar Invest Offshore SAL, Starco Center, Bloc B, Third Floor, Omar Daouk Street, Beirut 2020-3313, Lebanon.

(c) Youssef El Zein and Abude Umare are each directors and controlling stockholders of Pillar GP. Pillar GP’s principal business consists of investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Youssef El Zein is a citizen of France and the Republic of Lebanon. Abude Umari is a citizen of France and the Republic of Lebanon.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. Purpose of Transaction.

Item 4 to this Schedule 13 D is hereby amended to add the following:

Private Placement

On July 13, 2020, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with entities controlled by Pillar Invest Corporation identified therein (each a “Purchaser” and together the “Purchasers”), providing for a private placement transaction (the “Transaction”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company has issued and sold, for $5.1 million of aggregate consideration (the “First Closing”), (i) 749,993 shares (the “Shares”) of the Company’s common stock, par value 0.001 (the “Common Stock”), (ii) pre-funded warrants (the “First Pre-Funded Warrants”) to purchase up to 2,014,234 shares of Common Stock, at an exercise price of $0.01 per share, in lieu of certain Shares to the extent that purchasing such Shares will cause the Purchasers to beneficially own in excess of 19.99% of the total number of shares of Common Stock outstanding post transaction, and (iii) warrants (the “First Closing Common Warrants”) exercisable for 2,764,227 shares of Common Stock, at an exercise price of $2.58 per share. Each Share (or First Pre-Funded Warrant) and the associated First Closing Common Warrant had a combined purchase price of 1.845 ($1.72 per share of Common Stock of First Pre-Funded Warrant plus $0.125 per First Closing Common Warrant).

Pursuant to the Securities Purchase Agreement, the Company has also agreed to issue and sell to the Purchasers, for $5.1 million of aggregate consideration (the “Second Closing”), (i) pre-funded warrants to purchase up to 784,615 shares of Common Stock (the “Second Pre-Funded Warrants” and, together with the First Pre-Funded Warrants (the “Pre-Funded Warrants”), at an exercise price of $0.01 per share, and (ii) warrants to purchase up to 274,615 shares of Common Stock (the “Second Closing Common Warrants” and, together with the First Closing Common Warrants, the “Common Warrants”), at an exercise price of $9.75 per share. Each Pre-Funded Warrant and the 0.35 associated Second Closing Common Warrant will have a combined purchase price of $6.50 ($6.45625 per Pre-Funded Warrant plus $0.04375 per 0.35 of a Second Closing Common Warrant). The Second Closing will occur on or before the tenth Business Day following the ORR Data Announcement (as defined in the Securities Purchase Agreement) and will be held on or before the fifth day following delivery of written notice by the Purchasers to the Company.

The Warrants issuable pursuant to the Securities Purchase Agreement are exercisable at any time or times, provided that the Purchasers will be prohibited, subject to certain exceptions, from exercising a Warrant for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the Purchasers, together with their affiliates and other attribution parties, would own more than 19.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99% upon 61 days’ notice to the Company. The Pre-Funded Warrants do not have an expiration date. The Common Warrants will expire three years from the date of issuance.

The securities issued and sold in connection with the Transaction are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act. Each Purchaser is either (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

In addition, concurrently with the execution of the Securities Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which the Company agreed, following demand by the Purchasers to file with the Securities and Exchange Commission a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities as promptly as reasonably practicable following such demand, and in any event within 60 days of such demand.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5. Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Amendment No. 7, the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 35,199,246 shares of Common Stock outstanding at July 31, 2020 and gives effect to the transactions described in Item 4 above. Due to the Blocker Provisions, the aggregate shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as of the date hereof represented approximately 19.99% of the Company’s common stock, par value $0.0001 per share outstanding as of July 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pillar I	14,631,958	19.9%	0	14,631,958	0	14,631,958
Pillar II	14,631,958	19.9%	0	14,631,958	0	14,631,958
Pillar III	14,631,958	19.9%	0	14,631,958	0	14,631,958
Pillar IV	14,631,958	19.9%	0	14,631,958	0	14,631,958
Pillar V	14,631,958	19.9%	0	14,631,958	0	14,631,958
Pillar 6	14,631,958	19.9%	0	14,631,958	0	14,631,958
Pillar Foundation	14,631,958	19.9%	0	14,631,958	0	14,631,958
Abude Umari	14,822,075	19.9%	190,117	14,631,958	190,117	14,631,958
Youssef El Zein	14,670,557	19.9%	38,599	14,631,958	38,599	14,631,958

(c) Except as set forth in the table below and as described in Item 4, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended July 13, 2020.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.6:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar II (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.7:	Registration Rights Agreement, between the Company and Pillar II, dated November 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.8:	Certificate of Designations, Preferences and Rights of Series E Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.9:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.10:	Amendment No. 1 to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.11:	Amendment No. 1 to Common Stock Purchase Warrant, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.12:	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.13:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.14:	Agreement, dated as of April 22, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P. and Pillar Pharmaceuticals II, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 23, 2013)

Exhibit 99.15:	Agreement, dated April 30, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P., Pillar Pharmaceuticals II, L.P. and Participations Besancon (incorporated by reference to Exhibit 10.50 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.16	Securities Purchase Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.17:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.18:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.19	Voting Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.20	Registration Rights Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.21	Securities Purchase Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.22:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.23:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.24:	Registration Rights Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 17th day of August, 2020.

PILLAR PHARMACEUTICALS I, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS II, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS III, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS IV, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS V, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Youssef El Zein
Youssef El Zein

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Youssef El Zein
Youssef El Zein

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Youssef El Zein
Youssef El Zein

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.6:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar II (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.7:	Registration Rights Agreement, between the Company and Pillar II, dated November 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.8:	Certificate of Designations, Preferences and Rights of Series E Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.9:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.10:	Amendment No. 1 to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.11:	Amendment No. 1 to Common Stock Purchase Warrant, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.12:	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.13:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.14:	Agreement, dated as of April 22, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P. and Pillar Pharmaceuticals II, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 23, 2013)

Exhibit 99.15:	Agreement, dated April 30, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P., Pillar Pharmaceuticals II, L.P. and Participations Besancon (incorporated by reference to Exhibit 10.50 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.16	Securities Purchase Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.17:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.18:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.19	Voting Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.20	Registration Rights Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.21	Securities Purchase Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.22:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.23:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.24:	Registration Rights Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: August 17, 2020

PILLAR PHARMACEUTICALS I, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS II, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS III, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS IV, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS V, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Youssef El Zein
Youssef El Zein

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Youssef El Zein
Youssef El Zein

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Youssef El Zein
Youssef El Zein